Exhibit 99.1

PRESS RELEASE

Paris, France	March 23, 2006

Pernod Ricard: 1st half year 2005/2006

•	Profit from operations: € 767 million (+70%)
•	Net current profit: €471 million (+58%)
•	Net current profit per share: + 26% (5.34 euros)
•	Group share in net profit: € 488 million (+51%)

The Board of Directors of Pernod Ricard, meeting on 22 March 2006 under the chairmanship of Patrick Ricard approved the IFRS financial statements for the first half year and indicated the outlook for the full year 2005/2006.

In respect of the first half 2005/2006 (1 July to 31 December 2005), Pernod Ricard recorded strong growth in results due to the dynamism of its original premium brands and a rapid and successful integration of Allied Domecq.

Profit from operations

Consolidated sales (excl. taxes and duties) grew by 66.7% to € 3,268 million.

Pernod Ricard original brands strong growth

Pernod Ricard original premium brands continued their spectacular growth (Chivas +13%; Jameson +12%; The Glenlivet +10%; Martell +9%) and were the major feature of 4.5% organic growth in sales. The strong profitability of these brands generated a sharp rise in the gross margin from 60.1 % to 61.3%. Their higher profitability supported a sustained advertising and promotion effort for our key brands (+ 11 % in the period). Overall, the contribution after advertising and promotion of the original brands was € 815 million, thus confirming their dynamism with organic growth of 5%.

Successful integration of Allied Domecq brands and profitability in line with expectations

The contribution generated by the Allied Domecq brands, from this first half year period of 5 months, is in line with our expectations (€ 486 million contribution after advertising and promotion) and reflects a comparable level of profitability to that of the Pernod Ricard original brands (rate of brand contribution to sales of 39.2% vs 40.2% for Pernod Ricard original brands). This good performance was achieved against a background of integration and cleaning up certain markets (destocking, cessation of parallel sales).

The rapid implementation of the integration and the cost synergies generated from this half year has enabled a cost saving equivalent to 40% of the final objective. Structure costs were thus € 534 million equivalent to 16.3% of sales compared to 17% for the same period of the previous year. This, together with the good profitability of the new portfolio, led to strong growth of 70% in profit from operations to € 767 million and an immediate improvement in the operating margin of Pernod Ricard which increased from 23 to 23.5%.

All regions reported growth in profit from operations however, the Americas led the way and achieved a doubling of profit. Organic growth for the period was particularly strong in Asia/Rest of the World, with an increase of 14.6% in the contribution after advertising and promotion. The results of this half year highlight the successful internationalisation of Pernod Ricard that now achieves more than 50% of its profits from the high growth regions of Asia and the Americas.

Other elements of Net Current Profit

Current finance costs were (€ 177) million reflecting an average interest rate of around 4.5% (€ 164 million of finance charges) as well as the amortisation of bank commissions for the funding arrangement (€ 12 million) and the interest cost related to retirement commitments (€ 7 million).

At 31 December 2005, the IFRS debt of Pernod Ricard was € 8,774 million, a reduction of more than one billion euros since the Allied Domecq acquisition on 26 July, due to the free cash flow from operations of € 312 million, the conversion of the Oceane into Pernod Ricard shares and various asset disposals (Bushmills).

The sale of Dunkin Brands and Glen Grant in the 1st quarter of 2006 for around € 1.5 billion, net of tax, should further accelerate the debt reduction in the second half year.

The tax charge on ordinary activities was € 148 million representing an average rate of 25% in line with expectations.

Finally, assets sold (Dunkin Brands, Britvic) generated a profit of € 42 million in the half year, and minority interests accounted for € 14 million. Overall, the net current profit of € 471 million was up by 58% compared to the position at 31 December 2004.

Net current profit per share, benefiting from the seasonality of our profits grew strongly by 26% compared to the first half of 2004/2005 to amount to € 5.34.

Non-current elements

The loss from non-current activities of (€ 7) million was close to breakeven. Gains from asset disposals (Bushmills, Seagram’s vodka, etc.) largely offset the restructuring costs incurred in the half year (€ 174 million) and various non-recurring charges relating to the Allied Domecq transaction (€ 78 million) (various fees, IT costs...).

In addition, various non-current finance costs of (€ 66) million committed as part of the Allied Domecq acquisition were incurred in the period (cost of conversion of Oceane, net cost of exchange options).

Most of the non-current charges led to a tax saving whereas most disposals attracted no tax. The non-current elements thus generated a tax saving of € 90 million.

Overall, after inclusion of the non-current elements, the group share in net profit for the first half of 2005/2006 was € 488 million, a 51% increase over the previous year.

Conclusion and outlook

The quality of the results for the first half of 2005/2006 highlights the speed and success of the integration process of Allied Domecq. It also demonstrates the continued dynamism of Pernod Ricard original premium brands.

Commenting on these good results, Patrick Ricard stated: “These good figures inspire confidence for the full year and enable us to envisage currently a top of the range growth of 10 to 15% in Earnings Per Share.”

For more information, please contact:
Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88
or visit our web site at www.pernod-ricard.com

INCOME STATEMENT

In millions of euros	31.12.2005	31.12.2004
6-month period

Net sales (excl. TD)	3,267.9	1,960.6
Cost of sales	(1,322.5)	(782.5)
Gross margin	1,945.4	1,178.1
A&P and distribution costs	(644.0)	(393.4)
Contribution after AP expenses	1,301.4	784.7
Trading costs and overheads	(534.4)	(333.2)
Profit from operations	767.0	451.5
Other operating income and expenses	(7.1)	35.1
Operating profit	759.9	486.6
Current financial income & expenses	(176.7)	(42.5)
Non-current financial income & expenses	(65.8)
Income tax expense	(57.6)	(116.1)
Net profit from continuing operations	459.7	328.0
Share of net profit/(loss) of associates	0.9	(0.1)
Net profit before discontinued operations	460.6	327.9
Net profit from discontinued operations	41.8
Net profit	502.4	327.9
Profit attributable to minority interests	(14.2)	(4.4)
Group share of net profit	488.2	323.4

CASH FLOW STATEMENT

	6 months excl. Trackers shares 31.12.2005	6 months 31.12.2004
In millions of euros
Operating profit	760	487
Fixed assets depreciation	71	55
Changes in provisions	80	(15)
Goodwill impairment	(0)	9
Increase/(decrease) in operating derivatives	(8)	(4)
Fair value adjustment on biological assets & investments	0	1
Net (gain) / loss on disposal assets	(248)	(57)
Stock options impact	10	6
Net cash provided by operating activities before changes in working capital	665	481
(Increase) in working capital	(103)	(137)
Net cash from operating activities	562	344
Financial Expenses (Paid) / Received	(133)	(30)
Income Tax Paid	(105)	(79)
Acquisition of fixed assets	3	(43)
Changes in receivables and payables related to fixed assets	(16)	11
Free Cash Flow	312	203
Acquisitions and proceeds from sales of financial assets	285	60
Changes in consolidation scope	(7,543)	25
Dividends paid	(100)	(1)
Variations in capital and other shareholders’ equity accounts	505	0
Changes in treasury shares	8	(150)
Decrease (increase) in debt (before currency translation adjustments)	(6,533)	137
Currency translation adjustments	(96)	78
Decrease (increase) in debt (after currency translation adjustments)	(6,629)	215
Net debt at beginning of year	(2,145)	(2,207)
Net debt at end of year	(8,774)	(1,992)

BALANCE SHEET

ASSETS

In millions of euros	31.12.2005			30.06.2005

	Gross	Depreciation and amortization	Net

Non current assets
Intangible assets	8,315	(107)	8,207	1,993
Goodwill	3,988	(242)	3,746	217
Intangible assets & goodwill	12,302	(349)	11,953	2,210
Property, plant and equipment	3,099	(1,480)	1,619	853
Biological assets	113	(3)	110	19
Financial assets	656	(423)	233	79
Deferred tax assets	789	0	789	354
Total non current assets	16,959	(2,255)	14,704	3,515
Current assets
Inventories	3,376	(67)	3,309	2,179
Trade and other receivables	3,079	(141)	2,938	855
Other financial assets	227	(15)	212	323
Cash & cash equivalents	1,046	0	1,046	135
Total current assets	7,728	(223)	7,506	3,493
Discontinued operations	5,194	0	5,194	0

Total assets	29,882	(2,478)	27,404	7,007

EQUITY AND LIABILITIES

In millions of euro	31.12.2005	30.06.2005

Shareholders’ equity
Share capital	291	219
Share premium account	2,521	38
Reserves and translation currency adjustments	2,431	1,789
Group share of net profit	488	484
Group shareholders’ equity	5,730	2,530
Minority interest	168	35
Profit attributable to minority interests	14	9
Total shareholders’ equity	5,898	2,565
Non-current provisions	1,644	367
Deferred tax liabilities	3,242	551
Convertible bonds	2,660	502
Non-current derivative instruments	7	(2)
Other non-current financial liabilities	4,081	509
Non-current financial liabilities	6,748	1,009
Total non-current liabilities	11,634	1,927
Current liabilities
Provisions	413	121
Trade & other accounts payables	3,273	934
Other liabilities	310	177
Other current financial liabilities	3,073	1,270
Tracker shares	2,777	0
Current derivative instruments	25	13
Current financial liabilities	5,875	1,283
Total current liabilities	9,872	2,514

Total liabilities and shareholders’ equity	27,404	7,007

INCOME STATEMENT BY GEOGRAPHICAL AREA

(M€)

France	31.12.04		31.12.05		2005/2004		Organic Growth
Net sales (excl. TD)	294	100%	357	100.0%	63	21.4%	(4)	-1.2%
Gross margin	212	72.2%	257	72.1%	45	21.3%	(5)	-2.2%
Contribution after AP expenses	139	47.5%	160	44.9%	21	14.9%	(5)	-3.5%
Profit from operations	61	20.9%	70	19.5%	8	13.3%

Europe	31.12.04		31.12.05		2005/2004		Organic Growth
Net sales (excl. TD)	756	100.0%	1,136	100.0%	381	50.4%	1	0.2%
Gross margin	464	61.5%	684	60.2%	220	47.4%	9	2.1%
Contribution after AP expenses	320	42.4%	487	42.9%	167	52.1%	14	4.5%
Profit from operations	184	24.3%	291	25.6%	107	58.4%

Americas	31.12.04		31.12.05		2005/2004		Organic Growth
Net sales (excl. TD)	412	100.0%	895	100.0%	483	117.4%	22	5.5%
Gross margin	255	61.9%	561	62.7%	306	120.1%	14	5.6%
Contribution after AP expenses	173	42.0%	388	43.4%	215	124.6%	7	4.5%
Profit from operations	106	25.7%	248	27.7%	142	134.3%

Asia / Rest of the world	31.12.04		31.12.05		2005/2004		Organic Growth
Net sales (excl. TD)	500	100.0%	881	100.0%	381	76.1%	65	13.1%
Gross margin	248	49.5%	444	50.4%	196	79.1%	55	22.2%
Contribution after AP expenses	153	30.5%	266	30.2%	113	74.2%	22	14.6%
Profit from operations	101	20.2%	159	18.0%	58	57.3%

World	31.12.04		31.12.05		Variation		Croissance Interne
Net sales (excl. TD)	1,961	100.0%	3,268	100.0%	1,307	66.7%	85	4.5%
Gross margin	1,178	60.1%	1,945	59.5%	767	65.1%	73	6.4%
Contribution after AP expenses	785	40.0%	1,301	39.8%	517	65.8%	38	5.0%
Profit from operations	452	23.0%	767	23.5%	315	69.8%